UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cerevel Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

15678U 128

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 15678U 128	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Perceptive Advisors LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,965,193
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,965,193

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,965,193
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 15678U 128	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Joseph Edelman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,965,193
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,965,193

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,965,193
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 15678U 128	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Perceptive Life Sciences Master Fund, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,794,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,794,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,794,876
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 15678U 128	13D	Page 5 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

The information set forth below in Item 5(c) of this Amendment No. 2 to Schedule 13D is incorporated by reference into this Item 3. The securities of the Issuer purchased by the Master Fund were acquired using the working capital of the Master Fund.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 177,103,024 shares of Common Stock to be outstanding after giving effect to the Issuer’s underwritten public offering that closed on October 16, 2023, as reported by the Issuer in its prospectus supplement filed with the SEC on October 12, 2023.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The number of shares reported as beneficially owned include the shares of Common Stock purchased by the Master Fund in the Issuer’s underwritten public offering that closed on October 16, 2023.

(c)	On October 16, 2023, the Master Fund purchased 876,808 shares of Common Stock at a purchase price of $22.81 per share from the Issuer in an underwritten public offering.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member